UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.      )*

GAIN Capital Holdings, Inc.
(Name of Issuer)
Common Stock, par value $0.00001
(Title of Class of Securities)
36268W 100
(CUSIP Number)
Edison Venture Fund IV SBIC, LP
1009 Lenox Drive #4
Lawrenceville, New Jersey 08648
(609) 896-1900
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
December 31, 2010
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	36268W 100

1	NAMES OF REPORTING PERSONS Edison Venture Fund IV SBIC, LP 22-3822671

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,410,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,410,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,410,734

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN
(1) Based on 34,003,006 shares of Common Stock issued and outstanding as of February 2, 2011.

CUSIP No.	36268W 100

1	NAMES OF REPORTING PERSONS Edison Partners IV SBIC, LLC 22-382 2670

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,410,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,410,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,410,734

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	OO
(1) Based on 34,003,006 shares of Common Stock issued and outstanding as of February 2, 2011.

CUSIP No.	36268W 100

1	NAMES OF REPORTING PERSONS Christopher S. Sugden

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,410,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,410,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,410,734

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based on 34,003,006 shares of Common Stock issued and outstanding as of February 2, 2011.

CUSIP No.	36268W 100

1	NAMES OF REPORTING PERSONS John H. Martinson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,410,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,410,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,410,734

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based on 34,003,006 shares of Common Stock issued and outstanding as of February 2, 2011.

CUSIP No.	36268W 100

1	NAMES OF REPORTING PERSONS Joseph A. Allegra

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,410,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,410,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,410,734

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based on 34,003,006 shares of Common Stock issued and outstanding as of February 2, 2011.

CUSIP No.	36268W 100

1	NAMES OF REPORTING PERSONS Gary P. Golding

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,410,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,410,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,410,734

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based on 34,003,006 shares of Common Stock issued and outstanding as of February 2, 2011.

CUSIP No.	36268W 100

1	NAMES OF REPORTING PERSONS Ross T. Martinson

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,410,734

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		5,410,734

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	5,410,734

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	15.9%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
(1) Based on 34,003,006 shares of Common Stock issued and outstanding as of February 2, 2011.

Item 1. Security and Issuer
This statement on Schedule 13D relates to the common stock, par value $.00001 per share (the “Common Stock”), of GAIN Capital Holdings, Inc., a Delaware corporation (the “Company”), with principal executive offices at Bedminster One, Suite 11, 135 US Hwy 202/206, Bedminster, New Jersey 07921.
Item 2. Identity and Background
This statement is being filed jointly by the following persons (collectively, the “Reporting Persons”): Edison Venture Fund IV SBIC, LP, a Delaware limited partnership (“Edison LP”), Edison Partners IV SBIC, LLC, a Delaware limited liability company and general partner of Edison LP (“Edison LLC”), Christopher S. Sugden, a citizen of the United States and member of Edison LLC, John H. Martinson, a citizen of the United States and member of Edison LLC, Joseph A. Allegra, a citizen of the United States and member of Edison LLC, Gary P. Golding, a citizen of the United States and member of Edison LLC, and Ross T. Martinson, a citizen of the United States and member of Edison LLC.
Edison LP is a venture capital firm that holds securities of the Company as described below. Edison LLC is the general partner of Edison LP.
Christopher S. Sugden’s principal occupation or employment is serving as a managing partner of Edison LP.
John H. Martinson’s principal occupation or employment is serving as a managing partner of Edison LP.
Joseph A. Allegra’s principal occupation or employment is serving as a general partner of Edison LP.
Gary P. Golding’s principal occupation or employment is serving as a general partner of Edison LP.
Ross T. Martinson’s principal occupation or employment is serving as a general partner of Edison LP.
The address for each of the Reporting Persons is 1009 Lenox Drive #4, Lawrenceville, New Jersey 08648.
During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration
On December 18, 2010, the Company closed an initial public offering of its common stock, in which shares of the Company’s securities were adjusted to reflect a 2.29-for-1 stock split of the Company’s common stock and the conversion of all outstanding shares of the Company’s preferred stock into common stock, as well as certain other adjustments. The 5,410,734 shares of the Company’s common stock beneficially owned by Edison LP consist of: (i) 1,801,802 shares of the Company’s Series B Preferred Stock that were purchased for $2,000,000 on July 25, 2001 (not taking into account any adjustments or conversions in connection with the Company’s initial public offering), and (ii) 2,589,666 shares of common stock that were issued upon the exercise of warrants on January 18, 2011 at an exercise price equal to $0.49 per share for aggregate consideration of approximately $1,268,936. In addition, Edison LP sold 1,042,951 shares of the Company’s common stock on December 18, 2010 at $9.00 per share in connection with the Company’s initial public offering of its common stock. The shares beneficially owned by Edison were acquired using general working capital funds.

Item 4. Purpose of Transaction
Reference is made to the disclosure set forth under Item 3 of this Schedule 13D, which disclosure is incorporated herein by reference.
All of the 5,410,734 shares of common stock of the Company beneficially owned by the Reporting Persons, and to which this Schedule 13D relates, are held as an investment.
Except as described herein, the Reporting Persons do not have any plans or proposals that would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer
Reference is made to the disclosure set forth under Items 2, 3 and 4 of this Schedule 13D, which disclosure is incorporated herein by reference.
As of February 2, 2011, each of the Reporting Persons beneficially owned 5,410,734 shares of common stock of the Company. Assuming a total of 34,003,006 shares of the Company’s common stock outstanding as communicated by the Company to the Reporting Persons on February 2, 2011, each of the Reporting Persons’ ownership constitutes approximately 15.9% of the shares of the Company’s common stock issued and outstanding. By virtue of their ownership of an entity that has the power to control the investment decisions of the limited partnership listed in the table above, each of Christopher S. Sugden, John H. Martinson, Joseph A. Allegra, Gary P. Golding and Ross T. Martinson may each be deemed to be beneficial owners of shares owned by such entity and may be deemed to have shared power to vote or direct the vote of and shared power to dispose or direct the disposition of such securities.
A.	Edison Venture Fund IV SBIC, LP
(a)	Amount beneficially owned: 5,410,734

(b)	Percent of class:15.9%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 5,410,734

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 5,410,734
B.	Edison Partners IV SBIC, LLC
(a)	Amount beneficially owned: 5,410,734

(b)	Percent of class:15.9%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 5,410,734

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 5,410,734

C.	Christopher S. Sugden
(a)	Amount beneficially owned: 5,410,734

(b)	Percent of class:15.9%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 5,410,734

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 5,410,734
D.	John H. Martinson
(a)	Amount beneficially owned: 5,410,734

(b)	Percent of class:15.9%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 5,410,734

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 5,410,734
E.	Joseph A. Allegra
(a)	Amount beneficially owned: 5,410,734

(b)	Percent of class:15.9%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 5,410,734

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 5,410,734
F.	Gary P. Golding
(a)	Amount beneficially owned: 5,410,734

(b)	Percent of class:15.9%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 5,410,734

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 5,410,734
G.	Ross T. Martinson
(a)	Amount beneficially owned: 5,410,734

(b)	Percent of class:15.9%

(c)	Number of shares as to which such person has:
(i)	Sole power to vote or direct the vote: 0

(ii)	Shared power to vote or direct the vote: 5,410,734

(iii)	Sole power to dispose or direct the disposition: 0

(iv)	Shared power to dispose or direct the disposition: 5,410,734
Each of the Reporting Persons disclaims beneficial ownership of all shares of Common Stock reported hereby, except to the extent of such Reporting Person’s pecuniary interest therein.
Transactions by the Reporting Persons in the Company’s Common Stock effected in the past 60 days are described in Item 3 above.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Not applicable.

Item 7.	Materials to be Filed as Exhibits
Exhibit No.
1.	Joint Filing Agreement

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: February 14, 2011	Edison Venture Fund IV SBIC, LP
	By:	/s/ Christopher S. Sugden
	Name:	Christopher S. Sugden
	Title:	Managing Partner

Dated: February 14, 2011	Edison Partners IV SBIC, LLC
	By:	/s/ Christopher S. Sugden
	Name:	Christopher S. Sugden
	Title:	Member

Dated: February 14, 2011	By:	/s/ Christopher S. Sugden
	Name:	Christopher S. Sugden

Dated: February 14, 2011	By:	/s/ John H. Martinson
	Name:	John H. Martinson

Dated: February 14, 2011	By:	/s/ Joseph A. Allegra
	Name:	Joseph A. Allegra

Dated: February 14, 2011	By:	/s/ Gary P. Golding
	Name:	Gary P. Golding

Dated: February 14, 2011	By:	/s/ Ross T. Martinson
	Name:	Ross T. Martinson